September 19, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Granted Wireless Licenses

The Company wishes to inform its shareholders that Stream was granted six wireless licenses in three towns (two for each town) in Southern Poland, where our networks are located for wireless broadband Internet.

These licenses bring a new opportunity for the Company to extend existing cable infrastructure and gain new subscribers, both business and retail, especially in the regions where no current service is available for Single Family Homes.  Stream will take advantage of the knowledge of local markets and existing well-trained service and customer care personnel.

"Stream will continue the strategy of adding new customers both by making acquisitions and by the organic growth to increase revenue generating units, develop new services for potential customers, and research rising opportunities on the telecommunications market, said Iwona Kozak, President of the Company."

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 58,500 subscribers currently, Stream is one of the principal consolidators of the Cable Communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

For more information, please see the new Power Point presentation on the Company’s website www.streamcn.com or contact:

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.